Mail Stop 3561

January 12, 2009

Keith Bootow
President
International Vineyard, Inc.
35502 Camino Capistrano
Dana Point, CA 92624

        Re: **International Vineyard, Inc.**
                  Form 10-KSB Fiscal Year Ended December 31, 2007
                  Filed April 11, 2008

Dear Mr. Bootow:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

                                Sincerely,

                                H. Christopher Owings
                                Assistant Director